December 14, 2007

By EDGAR and by Facsimile to (202) 772-9202

Securities and Exchange Commission

100 F Street

Washington, D.C.  20549

Attention:	Millwood Hobbs
Staff Accountant
Division of Corporation Finance

Re:	Overstock.com, Inc.
SEC Comment Letter dated November 15, 2007
Form 10-K for the fiscal year ended December 31, 2006
Forms 10-Q for the fiscal quarters ended September 30, 2007, June 30, 2007 and March 31, 2007
File No. 0-49799

Dear Mr. Hobbs:

We write in response to your letter dated November 15, 2007 regarding the above-referenced filings.  The following responses are numbered to correspond to the Staff’s comments.

SEC Comment — 1.  Where a comment below requests additional disclosure to be included, please show us in your supplemental response what the revised disclosures will look like.  These additional disclosures should be included in your future filings.

See responses below.

SEC Comment — 2. Please disclose in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services.  See Item 101(c)(1)(i) of Regulation S-K.

Below is a table showing the percentage of total revenue contributed by each class of similar products or services. We based our classifications on how management views our business. We will include this table in the MD&A section of future Reports on Form 10-K.  For 2007, 2006 and 2005, the percentages of sales contributed by similar classes of products were as follows:

	Percentage of Sales
Category	2007	2006	2005

BMMG(1), electronics and computers	20%	22%	22%
General merchandise	80%	78%	78%

Total	100%	100%	100%

(1) Books, magazines, CDs, DVDs, videocassettes, and video games.

SEC Comment — 3. We note that you classify in fulfillment partner revenue amounts received for commissions and fees earned from various services rendered.  Please revise your presentation in the statement of operations to separately report these amounts as service revenue distinct from product sales to comply with Rule 5-03(b)(1) of Regulation S-X.

The fulfillment partner commissions and fees we earn are for our Auctions and Cars businesses (as we have disclosed in previous SEC filings).  The combined total revenue from these services falls beneath the 10% threshold referred to in Rule 5-03(b) of Regulation S-X (they account for less than one-half of one percent of total revenue).  Therefore, we do not separately present these amounts on our statement of operations, but classify them within fulfillment partner revenue.

SEC Comment — 4.  According to your website, you sell an extended warranty protection plan to your customers.  Please disclose your accounting policy for this program and tell us the nature of the program and who is the primary obligor.  Tell us your basis for how you report the sales and costs related to the sale of the warranty program and if your accounting complies with FTB 90-1.  If the nature of the warranty program you sell requires you to estimate the costs relating to your obligations, tell us what consideration you gave to including in management’s discussion and analysis a discussion of these costs among your critical accounting estimates.

For nearly all of our fulfillment partner sales transactions, we are the primary obligor and therefore our accounting policy is to record our fulfillment partner sales on a gross basis.  However, the extended warranty protection plans that we sell are serviced through a fulfillment partner who is the primary obligor. Thus, FTB 90-1 does not apply.  Under GAAP, we should recognize the revenue and related expenses at the time of sale on a net basis as we are not the primary obligor. However, as a matter of convenience we have historically recorded the revenue related to the sale of extended warranties in the same manner as most other fulfillment partner revenue (i.e., on a gross basis) because these sales are immaterial to our financial statements as a whole.

In assessing materiality, we noted that the maximum effect on total revenue (if we were to have recorded extended warranties on a net basis rather than a gross basis) for the annual periods of 2005 and 2006 totaled 0.17% ($1.3 million of warranty revenue on $796.4 million of total revenue for fiscal 2006).  For the quarterly periods from Q1 2006 through Q3 2007, the maximum effect on total revenue was 0.20% ($325,000 of warranty revenue on $158.7 million of total revenue in Q3 2006).  After considering the other factors mentioned in SAB 99, we conclude that the effect of this change is immaterial. However, in future filings, we will record future extended warranty revenue on a net basis.

SEC Comment — 5.  You disclose that revenue is recognized when products are shipped to customers.  Please expand your disclosure to state when title transfers to the customer.  Supplementally please explain to us how your accounting policy for direct revenue sales complies with the delivery and performance requirements of SAB Topic 13:A.  If shipping terms determine risk of loss during shipment and/or title transfer to the customer, please explain them to us and revise your disclosure to clarify these terms.  If revenue on direct revenue sales is recognized prior to the transfer of title and delivery of the product to the customer, please clarify how your policy complies with GAAP.

To your first request, we will expand our revenue recognition disclosure for direct revenue to state when title transfers to the customer by adding the following statement:

“Direct revenue related to merchandise sales is recognized pursuant to a sales contract that provides for transfer of both title and risk of loss to the customer upon delivery to the carrier.”

Applying the delivery and performance requirements of SAB Topic 13:A to our accounting policy for direct revenue recognition yields the following facts by each point (numbered to correspond to the applicable SAB Topic 13:A provisions):

1.                           Legal title passes at the point of shipment. Our business policy is that title and risk of loss pass to the customer once the product is delivered to the carrier.

2.                           We have no legal obligation to compensate the customer for goods that are lost or damaged in-transit.

3.                           The arrangement meets all other revenue-recognition criteria (evidence of an arrangement exists, our selling price to the customer is fixed or determinable, and collectibility is reasonably assured).

4-6.                 Although we have no legal obligation to compensate the customer for goods that are lost or damaged in transit, it is industry practice (and is required by the carrier since items are shipped on our account with the carrier) that we act as the liaison between the customer and the carrier if a product is lost or damaged in transit. Therefore, we generally replace the product or reimburse the customer for goods lost or damaged in transit, and then subsequently file a claim for reimbursement from the carrier.

Based on the above analysis of the performance requirements of SAB Topic 13:A, and under the strict definition of risk of loss as defined in SAB Topic 13:A, we conclude that the full risk of loss does not pass to the customer until delivery of the product. Therefore, under a strict interpretation of SAB Topic 13:A, our direct revenue sales arguably should be classified as “synthetic FOB destination,” meaning that we would record revenue at the estimated delivery date, not the ship date.

However, we believe that practical application points to our continued use of ship date due to the following facts:

1)              The difference between recognizing revenue on known ship date or estimated delivery date is immaterial to our financial statements as a whole. In order to analyze the materiality of recording direct revenue based on estimated delivery date rather than a known ship date, we reviewed shipping and sales data related to merchandise we shipped immediately prior to the period ends for fiscal years 2006 and 2005 and for each fiscal quarter from Q1 2006 through Q3 2007 (periods to be presented in the 2007 Form 10-K).  We sorted this data by shipping zone and originating warehouse.  We then aligned this data to the estimated shipping transit time charts for each zone for our primary carriers (United Parcel Service and ABF Freight).  Because there were no reports of unusual or delayed shipping services during these periods, we are confident that the carriers’ estimated standard shipping transit time charts were appropriate for use in developing our estimate.  We next analyzed the difference between recognizing revenue at ship date versus at the estimated delivery date.  After factoring in the roll-over effect of such differences (for thousands of individual orders with an average order size of approximately $120), the maximum effect on total revenue and net loss for any annual period analyzed totaled 0.35% and 1.63%, respectively. The maximum effect on total revenue and net loss for any quarterly period analyzed totaled 1.14% and 1.70%, respectively.  After considering the other factors mentioned in SAB 99, we determined that the effect of this change would be immaterial.

2)              For over 99% of our sales transactions, the effective risk of loss transfers when we deliver product to the carrier. Under SAB 13:A, if the customer does not incur risk of loss on damaged-in-transit or lost shipments, revenue is recognized at delivery date. However, when analyzing our historical product returns data (2004-2007), our carriers successfully delivered approximately 28.2 million of the 28.5 million orders placed on our website during that four-year period, approximately 99% of total orders (meaning only 1% of those orders were damaged-in-transit or lost during shipment).  Of those orders that were not successfully delivered, we received reimbursement or returns from our carriers for a portion of the dollar value of such orders.  Thus, we believe that a package is effectively “delivered” at the time it is picked up by the carrier.

3)              The financial impact of any remaining obligation we have is immaterial, and is properly accounted for within our existing sales return reserve. We account for the estimated loss from damaged or lost shipments (net of our estimated claims recovery rate with the carriers) within our existing sales return reserve.

4)              We can measure ship date more accurately than estimated delivery date. By using our known ship date, we (and our outside auditors) can verify revenue cutoff down to the individual invoice based on tracking information provided by the carrier.  In addition, our financial system (which has numerous automated controls) records revenue based on a known ship date.

While this was not requested by the SEC, we also reviewed the six delivery and performance requirements of SAB Topic 13:A discussed above for our fulfillment partner sales.  We determined that these six requirements also applied to fulfillment partner revenue, because our shipping practices are the same whether we ship products directly or whether a fulfillment partner acts as our agent in shipping the product.  As noted in greater detail in response to the SEC’s comment 6, to our customer, the source of the product is indistinguishable.

As a result, we performed a similar SAB 99 analysis for fulfillment partner revenue, and when combined with the analysis of direct revenue, we determined that the difference between recognizing revenue based on ship date and estimated delivery date was immaterial.  We noted that, after considering the roll-over effect of such differences, the maximum effect on total revenue and net loss for any annual period analyzed totaled 0.72% and 3.37%, respectively. The maximum effect on any quarterly period analyzed totaled 3.01% and 3.98%, respectively.  After considering the other factors mentioned in SAB 99, we determined that the effect of this change would be immaterial.

In order to be consistent with our direct revenue disclosure, we will expand our revenue recognition disclosure for fulfillment partner revenue to state when title transfers to the customer by adding the following statement:

“Fulfillment partner revenue related to merchandise sales is recognized pursuant to a sales contract that provides for transfer of both title and risk of loss to the customer upon delivery to the carrier.”

SEC Comment — 6.  We note that you report revenue on a gross basis for sales of merchandise owned by other retailers who provide fulfillment services and ship merchandise to the customer.  You refer to these sales as fulfillment partner revenues.  In this regard, please provide us with a comprehensive response explaining why you believe your arrangements with the fulfillment partners meet the requirements of paragraphs 7 through 14 of EITF 99-19 for gross revenue reporting by separately addressing in detail each of the indicators discussed in these paragraphs.  In your response, please clarify how the ordering and shipping process operates for these sales, when title to the merchandise is transferred from the partner to you and when title is subsequently transferred to the customer.

Following are points 7-14 of EITF 99-19 and an explanation of the related facts that correspond to each point:

7.              The company is the primary obligor in the arrangement.

We sell a broad range of products under the Overstock.com brand name. We own some of the inventory we sell, and we source some of it from third parties (i.e., fulfillment partners). Products sourced from third-party fulfillment partners are offered alongside our own products, and the source of the product is indistinguishable to the customer. All items are sold to the customer under Overstock’s “Site User Terms and Conditions”.

We are the primary obligor in fulfillment partner transactions for the following reasons:

•                  All products offered on the Shopping website are sold by Overstock regardless of the source.  Our Shopping site does not permit third-parties to sell directly to our customers. This is different from our Auction site, where we record all fees we earn from our Auction website on a net basis.

•                  We provide the primary customer service for all products sold on our Shopping website (see Item 1.8 in Overstock.com Supplier Agreement). Customer interactions are only with our customer service representatives. If customer inquiries require information from our fulfillment partners, our customer service representatives work with the appropriate fulfillment partner to answer the customers’ question or resolve any issues (see Item 2.5 in Overstock.com Supplier Agreement).

•                  We monitor the acceptability of the products sourced from all fulfillment partners.  On the front end, we must approve fulfillment partners before they even submit products to sell on our website.  In addition, all fulfillment partner products posted for sale on the website must first be pre-approved by Overstock.  After the product sale, in addition to providing all customer service, we process and take title to the vast majority of product returns sourced from fulfillment partners to ensure further quality control (see Item 1.9 and Item 3 in Overstock.com Supplier Agreement).

•                  We have the right to remove any fulfillment partner product from our website at any time for any reason or no reason and without notice (see Item 1.2 in Overstock.com Supplier Agreement).

•                  We require our fulfillment partners to remove all unapproved marketing information from any product shipped to our customers, including non-Overstock logos, marketing and packaging materials.  All product shipments are labeled as sourced from Overstock.

•                  We collect and remit all applicable taxes on sales in states in which we have tax nexus regardless of the source of product.

8.              The company has general inventory risk (before customer order is placed or upon customer return).

We have no inventory risk prior to shipment, as we do not purchase or take possession of the products sourced from fulfillment partners.  However, we process and take title to the vast majority of product returns from customers sourced from fulfillment partners (see Item 1.9 and Item 3 in Overstock.com Supplier Agreement).  Through accepting these returned products, we are able to monitor the acceptability of the products sourced from fulfillment partners, and this allows us to manage better the returns process and provide for a better customer experience.

9. The company has latitude in establishing price.

We, in our sole discretion, establish sales prices for all products sold on our Shopping site.  We do not earn a commission: we pay fulfillment partners a negotiated fixed price per item sold (see Item 1.4 in Overstock.com Supplier Agreement).

10.       The company changes the product or performs part of the service.

We do not change the product in any way.  However, we do provide customer service and returns processing services on each transaction.  We do not bill our customers for the cost of these services, because we build it into the sales price of each item sold.

11.       The company has discretion in supplier selection.

We monitor our fulfillment partners on a daily basis through a scorecard system which assesses sales and profitability, the quality of their fulfillment, and their responsiveness to us.  We may and regularly do remove any third-party fulfillment provider products from our web site at any time for any or no reason and without notice (see Item 1.2 in Overstock.com Supplier Agreement).

12.       The company is involved in the determination of product or service specifications.

We approve all third-party fulfillment provider products before they are placed on the website.  Again, we have the right to remove any fulfillment partner product at any time for any reason or no reason and without notice.

13. The company has physical loss inventory risk (after customer order or during shipping).

In accordance with our business policies, we do not have physical loss inventory risk after the customer orders or during shipment of fulfillment partner products to customers. The physical loss inventory risk is present once we receive possession and title to returned products sourced from fulfillment partners (see Item 3.2 in Overstock.com Supplier Agreement).

14.       The company has credit risk.

The majority of our sales are paid by the customer with a credit card.  We obtain authorization for the charge in advance of the communication to the fulfillment partner to ship the product, which mitigates the credit risk.  However, we do bear the risk of any chargebacks from the credit card company for fraudulent sales transactions on our website. Overstock incurs all costs related to the mitigation of fraud losses.

Order and shipping process and timing of title transfer

Our customers place orders on the web-site without the ability to distinguish between direct or fulfillment partner products.  Once a customer places the order, we send the order file to the appropriate product source — either our warehouses or a specific fulfillment partner through an integrated web-based interface between Overstock and the fulfillment partner.  In the case of a shipment by a fulfillment partner, we are notified of the shipment (including tracking information) through the web-based interface. In accordance with our business policies, the product title transfers to the customer upon shipment.

With respect to products that our customers return, we take title to fulfillment partner products for the vast majority of returned inventory, including returns for (i) buyers’ remorse related reasons and (ii) defective and damaged products; however, for customer returns of defective or damaged product, we typically are able to return the inventory to the fulfillment partner for credit.

SEC Comment — 7.  We note that you have more that 500 fulfillment partner relationships.  Please provide us with a copy of the typical agreement with a fulfillment partner that governs the arrangement, outlines the responsibilities of each party, and states the terms of the sales transactions.  Tell us how your arrangement may differ materially for certain partners.  Please file on EDGAR a copy of the typical fulfillment partner agreement.

We have attached to this letter a copy of our standard fulfillment partner agreement.  While we have used different agreements with a small number of our fulfillment partners, these agreements do not differ materially with respect to the terms of the agreement relevant to the accounting issues.

SEC Comment — 8.  Please expand your disclosure to disclose the total restructuring costs expected to be incurred and the cumulative costs incurred to date.  Reference is made to SFAS 146, paragraph 20.

We will add the following paragraph to the restructuring disclosure in future filings:

Under the restructuring program, we have incurred [$XX] in restructuring charges through the end of fiscal year 2007, including [$XX] in fiscal year 2006 and [$XX] in fiscal year 2007, respectively.  The costs incurred to date within each category approximate the restructuring expenses that we had anticipated at the beginning of the program, and the Company believes that the restructuring program is nearing completion. However, as part of the program, the Company is still considering a complete relocation of its corporate office facilities, which would cause the Company to incur additional restructuring charges primarily for lease and contract termination costs in 2008.

SEC Comment — 9.  We note that none of the 906 certifications filed by your CEO and CFO have a current date and accordingly are not properly dated.  As a result, a full amendment of the periodic report is required.  Please amend Form 10-K, for the fiscal year ended December 31, 2006 in its entirety and provide new 302 and 906 certifications that have a current date.  We also note that the 906 certifications filed with Form 10-Q for the first fiscal quarter ended March 31, 2007 as well as those filed with Forms 10-Q for the second and third fiscal quarters ended June 30, 2007 and September 30, 2007, respectively, are also not dated.  Accordingly, please also amend all three Forms 10-Q filed in 2007 in their entirety to provide currently dated 302 and 906 certifications.

We will amend the 906 certifications with current dates and file entire amendments at your request.

*              *              *              *              *

At your request, the Company acknowledges that:

1.               The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

2.               Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.               The Company may not assert the Staff’s action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If members of the Staff have any further comments or questions or require any additional information, please contact me at the above address or by telephone at 801-947-3120.

Very truly yours,

/s/ David K. Chidester
David K. Chidester
Senior Vice President, Finance
Overstock.com, Inc.

Copies:	Ms. Donna Di Silvio
By Facsimile: 212-673-2551
Senior Staff Accountant
Division of Corporation Finance

Mr. Michael Moran
By Facsimile: 212-673-2551
Accounting Branch Chief
Division of Corporation Finance

Attachment — a copy of our standard fulfillment partner agreement

SUPPLIER AGREEMENT

The undersigned supplier (“Supplier”) and Overstock.com, Inc. (“Overstock”) hereby enter into this Supplier Agreement (the “Agreement”) this         day of                           , 20      (the “Effective Date”).

WHEREAS, Supplier produces and/or sells certain products (“Products”) which Overstock may, from time to time, wish to display for sale on its website (http://www.overstock.com) (the “Site”); and

WHEREAS, Overstock and Supplier wish by this Agreement to specify terms and conditions regarding Overstock and Supplier’s respective rights and obligations with respect to the display and sale of Products on the Site;

NOW THEREFORE, in consideration of the promises and mutual covenants and other terms and conditions contained herein, the parties agree as follows:

1. Overstock’s Responsibilities.

1.1      Operate the Site using commercially reasonable efforts to maintain greater than 99% reliability.

1.2      Offer Supplier’s Products for sale on the Site, subject to Overstock’s sole approval. Overstock may remove any Product from the Site at any time for any or no reason and without notice.

1.3      Provide a password-protected website to track sales and returns; which website is capable of generating reports.

1.4      Establish sales prices for Products in Overstock’s sole discretion.

1.5      Assume the credit risk on fraudulent sales transactions.

1.6      Pay all credit card transaction fees.

1.7      Honor all genuine and valid Overstock electronic coupons.

1.8      Provide primary customer service for all Products.

1.9      Accept and process all returns of Products from customers.

1.10    Pay the negotiated fixed price per item.

1.11    Remit semi-monthly payments within 2 business days of the 1st and 16th of each month for Product sold, subject to offsets. Payments shall be made net 30.

2. Supplier’s Responsibilities.

2.1      Input Product pricing through a web-based interface as specified by Overstock.

2.2      Input Product text and photographs/images through a web-based interface as approved in advance by Overstock.

2.3      Input warranty information through a web-based interface as specified by the manufacturer and as required by Federal, State and/or local law.

2.4      Maintain sufficient levels of Product as specified by Overstock.

2.5      Respond to all Overstock customer service inquiries within 1 business day of transmission and resolve inquiries within 2 business days of transmission.

2.6      Remove all unapproved marketing information (including, but not limited to box and packing slip branding) from any Product shipped to an Overstock customer.

2.7      Unless otherwise agreed in writing, Supplier shall ship all Products through United Parcel Service (“UPS”) on Overstock’s UPS Account (“Overstock’s 3rd Party Billing Program”). Supplier agrees it will only ship Products on Overstock’s UPS Account which have been sold through the Site. Accessorial shipping charges that are included by Supplier (including, but not limited to insurance, delivery confirmation, etc.) will be paid by Overstock through a direct reduction in the cost of the Product.. Overstock reserves the right to offset Supplier’s semi-monthly payments for recurring accessorial charges that have not properly been deducted from the cost of the Product. Overstock reserves the right to offset Supplier’s semi-monthly payments for all charges to Overstock’s UPS Account which are a result of Supplier’s error as determined in Overstock’s sole discretion. Supplier shall be authorized to file claims with UPS for Products damaged or lost by UPS.

2.8      Offer expedited (i.e., overnight, 2-day and 3-day) trackable shipping via Federal Express, UPS, DHL and/or USPS Priority mail to Overstock’s customers. In cases where Supplier does not participate in Overstock’s 3rd Party Billing Program, Overstock will reimburse Supplier 90% of the standard, undiscounted published rate for all expedited shipping. Supplier is responsible to pay all other shipping costs. If Supplier participates in Overstock’s 3rd Party Billing Program, Overstock will not reimburse Supplier for expedited shipping service. If Supplier agrees to participate in promotions offering free expedited shipping, Supplier will absorb the cost of the expedited service. Such promotions are optional and planned in advance. Overstock will not offer promotional expedited service on Products for which Supplier is not willing to pay.

2.9      Offer trackable shipping via USPS for delivery to Post Office Boxes as necessary.

2.10    Ship Product and transmit a valid shipment-tracking number to Overstock within 2 business days of Supplier’s receipt of order. Orders not shipped within 2 business days of receipt may be canceled in Overstock’s sole discretion and Supplier shall pay a twenty dollar ($20) fee for each item cancelled for failure to transmit and/or ship.

2.11    Pay the current Overstock monthly Site and accounting fee, which payment will be deducted from Supplier’s semi-monthly payment.

2.12    Pay the current Overstock short or mis-ship fee for applicable transactions, which payment will be deducted from Supplier’s semi-monthly payment.

3. Return of Products.

3.1      As used in this Agreement:

                3.1.1 “Defective or Damaged Product” means a Product which contains a manufacturer’s defect; a Product which was damaged prior to or during shipment; or a Product which is shopworn or soiled and which prevents the Product from being used for its intended purpose, in Overstock’s sole discretion.

                3.1.2 “Refused or Undeliverable Product” means a Product which is refused by a customer or is not deliverable to a customer by carrier for any reason, in Overstock’s sole discretion.

                3.1.3 “Wrong Item Delivered Product” means a Product shipped to a customer in error either because it was not ordered by the customer or not the exact item ordered by the customer, in Overstock’s sole discretion.

                3.1.4 “Warranty Claim Product” means a Product which qualifies for submission of a claim pursuant to the manufacturer’s or distributor’s warranty, whichever is applicable, in Overstock’s sole discretion.

                3.1.5 “Buyer’s Remorse Product” means a Product which a customer receives which does not fall into one of the foregoing categories and which the customer desires to return, in Overstock’s sole discretion.

3.2      For all Defective Products and Damaged Products Overstock shall notify Supplier via a web-based interface that a return has been initiated by a customer. Supplier will have 1 business day within which to authorize the issuance of an Authorized Return Shipping (“ARS”) label or arrange to replace the Product or credit the customer at Supplier’s expense. If Supplier fails to respond to the notification within 1 business day, an ARS label will be automatically authorized through a web-based interface and Supplier will be deemed to have authorized the ARS label. Overstock shall process, accept and receive possession and title to each returned Product and shall aggregate Products to return to Supplier in bulk. Overstock will correspondingly deduct and offset the following fees from the semi-monthly payments: the cost of the Product, the cost of the ARS label, a

1

return processing fee of $5.95 per item and an estimated shipping or disposal cost.

3.3      All Refused or Undeliverable Products shall be returned by the carrier directly to Supplier at Supplier’s sole expense, if applicable. Supplier shall process, accept and receive possession and/or title to all Refused or Undeliverable Products. Overstock will correspondingly deduct and offset the following fee from the semi-monthly payments: the cost of the Product.

3.4      For all Wrong Item Delivered Products, Overstock shall notify Supplier via a web-based interface that a return has been initiated by a customer. Supplier will have 1 business day within which to authorize the issuance of a Return Merchandise Authorization (“RMA”) number, arrange to replace the Product or credit the customer at Supplier’s expense. If Supplier fails to respond to the notification within 1 business day, an RMA number will be automatically authorized through a web-based interface and Supplier will be deemed to have authorized the RMA number. Supplier shall process, accept and receive possession and/or title to each Wrong Item Delivered Products. Overstock will correspondingly deduct and offset the following fees from the semi-monthly payments: the cost of the Product, the cost of the ARS label.

3.5      For all Warranty Claim Products for which Supplier provides the warranty, Overstock shall notify Supplier via a web-based interface that a return has been initiated by a customer. Supplier will have 1 business day within which to authorize the issuance of a Return Merchandise Authorization (“RMA”) number, arrange to repair or replace the Product at Supplier’s expense. If Supplier fails to respond to the notification within 1 business day, an RMA number will be automatically authorized through a web-based interface and Supplier will be deemed to have authorized the RMA number. If Supplier is unable to repair or replace the Product, Overstock will correspondingly deduct and offset the following fee from the semi-monthly payments: the cost of the Product. For all Warranty Claim Products for which the manufacturer provides the warranty, Overstock will provide each customer with the manufacturer’s information.

3.6      For all Buyer’s Remorse Products Overstock shall process, accept and receive possession and title to each returned Product. Overstock will correspondingly deduct and offset the following fees from the semi-monthly payments: a return processing fee of $5.95 per item and an estimated shipping or disposal cost.

4. Term; Termination.

4.1      This Agreement shall become effective on the Effective Date and shall continue in force for a period of 1 year from the Effective Date.

4.2      This Agreement will automatically renew for additional periods of 1 year at the end of the initial term and each subsequent term.

4.3      Either party may terminate this Agreement with or without cause upon 30 days prior written notice.

4.4      Upon termination by either party, all Product delivery obligations and all payment obligations shall remain in effect until satisfied.

5. Insurance.         Supplier shall obtain and maintain, at its own expense, commercial insurance coverage in the amount of at least $1,000,000 per occurrence, $2,000,000 aggregate. Overstock reserves the right to require proof of insurance at its discretion.

6. Indemnification.

6.1      Supplier shall defend, hold harmless and indemnify Overstock from and against all liabilities, obligations, claims, damages, penalties, causes of action, costs and expenses (including, without limitation, reasonable attorney fees and costs) (collectively “Claims”) imposed upon, incurred by or asserted against Overstock that result from any act, omission or breach of any provision of this Agreement by Supplier, its employees or agents under this Agreement.

6.2      Supplier shall defend, hold harmless and indemnify Overstock against all Claims by third parties alleging that the Products infringe such third party’s intellectual property rights (e.g., patent, trademark, copyright, trade secret, etc.).

6.3      Supplier shall defend, hold harmless and indemnify Overstock against all Claims arising out of the design, manufacture, production, assembly, packaging, labeling, shipping, instructions, advertising, personal injury, property damage and in general any damages that arise or may arise as a result of the sale of the Products.

7. Warranties.

7.1      Supplier makes the following warranties regarding each Product placed on the Site:

                7.1.1 All Products are genuine and authentic Products of the brands represented to Overstock and are not replicas, imitations, look-alikes, copies “knock-offs” or “fakes.”

                7.1.2 Unless otherwise agreed in writing, all Products are new, first-quality merchandise and are free from all defects in workmanship, material and design.

                7.1.3 The sale of Products do not infringe the intellectual property rights of others.

                7.1.4 All documentation provided in connection with the Products is accurate.

                7.1.5 All Products are transferred free and clear of all liens and encumbrances.

                7.1.6 Products are not subject to any import quota restriction, rule or regulation preventing or forbidding the importation, use, promotion for sale or resale of the Products or any duty, tariff or penalty in connection therewith.

                7.1.7 Where applicable, reasonable and representative tests as prescribed by Law or governmental authority have been performed or will be performed before shipment from Supplier to customer.

                7.1.8 All Products placed on Site, including the production, sale, packaging, labeling, safety, testing, importation and transportation thereof, and all representations, advertising, prices, and allowances, discounts or other benefits made, offered or authorized by Supplier shall at all times comply with all applicable federal, state, local and foreign statutes, laws, rules, regulations and orders, standards and guidelines, including, but not limited to those rules and regulations of the Federal Trade Commission, the U.S. Postal Service, the Consumer Product Safety Commission (www.cpsc.gov) and the Federal Communications Commission (collectively, “Laws”). If not in compliance, Supplier shall notify Overstock in advance of placing any Product on Site that requires an accompanying warning or disclosure.

8. Publication Rights.

8.1      Unless otherwise agreed in writing, Supplier grants to Overstock the irrevocable right, by all means now or hereafter existing to:

                8.1.1 market, promote, sell and distribute the Products;

                8.1.2 use and/or sublicense the trademarks, trade names, service marks, patents and copyrights (collectively, “Marks”) registered, owned, licensed or used by Supplier in connection with the promotion, sale and distribution of Products;

                8.1.3 use, perform, play, synchronize and/or demonstrate, as applicable, the Products, its contents, and/or any promotional advertising or similar material supplied by Supplier for use in connection with such Products (“Promotional Material”); and use the names, photographs, likenesses, voices and/or biographies of any individuals performing in or otherwise associated with the production of the Products as contained in the Products, its contents and/or any Promotional Material.

9. Notices. Any notice or other communication required or permitted herein shall be given in writing and shall be delivered in person or sent by facsimile (provided a hard-copy is mailed within 12 hours of the sending of the facsimile), Certified Mail or Registered Mail (postage

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pre-paid and return receipt requested), or express courier (e.g., Federal Express overnight delivery) to the addresses and facsimile numbers specified on the signature page of this Agreement.

10. Assignment.   This Agreement shall be binding on and inure to the benefit of the parties hereto and their respective representatives, successors and permitted assigns. Neither party may assign, transfer or otherwise delegate this Agreement or any of its rights or obligations hereunder without the prior written consent of the other party; provided, however that Overstock, may, without obtaining Supplier’s consent, assign this Agreement (i) to any entity affiliated with Overstock, or (ii) in connection with a transfer of substantially all of the assets of Overstock’s business or a sale of majority ownership in Overstock’s capital stock.

11. Waiver, Amendment, Modification.   Any waiver, amendment or other modification of this Agreement shall not be effective unless in writing and signed by the party against whom enforcement is sought.

12. Severability.   The holding of any provision of this Agreement to be void, invalid or unenforceable shall not affect the validity of the other provisions of this Agreement.

13. Governing Law.   This Agreement shall be construed, governed and enforced in accordance with the laws of the State of Utah. The parties agree that any legal action between them arising out of or in connection with this Agreement shall be commenced and maintained only in the state or federal courts located in Salt Lake County, Utah and that such courts shall have exclusive jurisdiction of and shall provide the exclusive venue for any such action. SUPPLIER HEREBY UNCONDITIONALLY AGREES THAT IT IS PERSONALLY SUBJECT TO AND HEREBY CONSENTS TO THE JURISDICTION OF SUCH COURTS AND AGREES THAT IT WILL NOT CONTEST THE JURISDICTION, VENUE OR CONVENIENCE OF SUCH COURTS IN ANY ACTION COMMENCED BY OVERSTOCK RELATING TO THIS AGREEMENT.

14. Entire Agreement.   This Agreement constitutes the complete and entire statement of all terms, conditions and representations of the Agreement between Supplier and Overstock with respect to its subject matter.

15. Relationship of the Parties.   The relationship between the parties hereunder is not an employment relationship, joint venture, partnership or the like.. Neither Overstock nor Supplier has authority to act on behalf of the other or to bind the other by any promise or representation unless specifically authorized in writing.

16. Miscellaneous.   Each party agrees to pay and be responsible for its respective applicable sales, use, value-added and other taxes (“Taxes”) based on the sale or shipment of any Product. Overstock shall collect and remit Taxes to the appropriate taxing authorities only in those jurisdictions where Overstock has an existing tax nexus.

IN WITNESS WHEREOF, Supplier and Overstock have caused this Agreement to be executed by their duly authorized representatives identified below as of the Effective Date.

OVERSTOCK.COM, INC.

Name (Signature)

Title

Overstock Contact Information
Supplier Program Contact	Sean T. McClaugherty — sean@overstock.com
Accounting Contact	David Kidd — dkidd@overstock.com
Customer Service Contact	Jared Petersen — jpetersen@overstock.com
Telephone Number	(801) 947-3100
Facsimile	(801) 947-3145

SUPPLIER’S LEGAL NAME:

SUPPLIER’S ADDRESS:

Name (Signature)

Name (Print)

Title

Supplier Contact Information (Required)
Primary Contact
Accounting Contact
Customer Service Contact
Technical Contact
Telephone Number
Facsimile

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